

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Stephen N. Cannon
Chief Executive Officer
Archimedes Tech SPAC Partners Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

> **Re: Archimedes Tech SPAC Partners Co.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 1, 2021**
> **File No. 333-253108**

Dear Mr. Cannon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Revise your presentation to include only financial statements as of and for the period ending December 31, 2020. Expand your subsequent events footnote as necessary to disclose events or transactions occurring after December 31, 2020.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso